The Law Office of Stephen E. Rounds
1544 York Street, Suite 110
Denver, Colorado USA 80206
Tel. 303.377.4748 Fax 303.377.0231
 sercounsel@msn.com
Admin. Office T. 307.856.2467 F. 307.857.0319
sra@wyoming.com

February 1, 2007

Edgar
Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549-2001

Attn: Mark Wojcicchowski

Re:  Crested Corp.
Form 8-K/A
File No. 000-08773

Dear Commissioners:

In response to staff comments dated January 26, 2007, Crested Corp. files an amendment to the January 24, 2007 Form 8-K. The amended filing discloses the changes for staff comments, and does not repeat disclosure of the item 1.01 and 5.02 events previously reported.

The text of the comments, and the registrant’s responses, follow:

Comment 1:

Item 304(a)(1)(ii) of Regulation S-B requires a statement about whether or not the accountant's report on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope or accounting principles; and a description of the nature of each such adverse opinion, disclaimer of opinion, modification or qualification. This would include disclosure of uncertainty regarding the ability to continue as a going concern in the accountant's report. Please amend your disclosure as appropriate to make reference to the going concern paragraph issued by your accountants in their reports dated March 3, 2006, and March 9, 2005. This comment applies to Crested Corp. only.

Response:

The amended report discloses the going concern qualifications in the audit reports for the financial statements on the years ended December 31, 2005 and 2004.

Securities and Exchange Commission
Division of Corporation Finance
February 1, 2007

Comment 2.

With respect to disclosure surrounding disagreements with your former accountant, please expand your disclosure to specifically state whether during your two most recent fiscal years and any subsequent interim period preceding the date of resignation there were any disagreements on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreements(s) in connection with its report, as required by Item 304(a.)(1)(iv) of Regulation S-K.

Response:

Complied with to cover the nine month interim period ended September 30, 2006.

Comment 3.

In connection with filing a revised 8-K to address the above comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K. Please also ensure the revised 8-K referenced in the Exhibit 16 letter is consistent with the date the revised 8-K is filed

Response.

The former accountant’s concurrence letter, with the same date as the amended filing, is filed as an exhibit to the report.

Comment Requesting Acknowledgement

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or charges to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
Division of Corporation Finance
February 1, 2007

Response.

The registrant’s acknowledgement letter is separately filed as correspondence.

Please advise the undersigned if the staff has any questions.

Yours Sincerely,

/s/Stephen E. Rounds

cc:  U.S. Energy Corp.